Exhibit 12(b)

(213) 683-6000

March __, 2002                                                       31584.00017

Vanguard Whitehall Funds
P.O. Box 2600
Valley Forge, PA 19482

PIC Investment Trust
PIC Mid Cap Portfolio
300 North Lake Avenue
Pasadena, CA  91101

Re:  Tax Opinion Regarding Redemption of Provident Investment
     Counsel Mid Cap Fund A Interest in PIC Mid Cap Portfolio

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax matters in connection with the complete redemption (the "REDEMPTION") by PIC Mid Cap Portfolio ("PROVIDENT PORTFOLIO"), a New York business trust taxable as a partnership for federal income tax purposes, of the ownership interest of Provident Investment Counsel Mid Cap Fund A ("PROVIDENT FUND"), a series of PIC Investment Trust ("PIC TRUST"), a Delaware business trust, in Provident Portfolio. This opinion is rendered in connection with the Redemption as described in the Agreement and Plan of Reorganization dated as of February ___, 2002 (the "REORGANIZATION AGREEMENT"), by and between PIC Trust, on behalf of Provident Fund and by Vanguard Whitehall Funds ("VANGUARD TRUST"), a Delaware business trust, on behalf of Vanguard Mid Cap Growth Fund ("VANGUARD FUND"), a series of Vanguard Trust, and adopts the applicable defined terms therein.

In this connection, we have examined, with respect to Provident Fund, (i) a copy of the Trust Agreement of PIC Mid Cap Portfolio dated as of December 29, 1997 (the "TRUST AGREEMENT"), (ii) a copy of the Reorganization Agreement, and (iii) representations of Provident Portfolio dated as of February ___, 2002, furnished to us for purposes of this opinion.

We understand, and the opinion expressed below is based upon the assumptions, that:

(1) Provident Portfolio is an entity taxable as a partnership for federal income tax purposes within the meaning of Sections 7701 and 7704 of the Internal Revenue Code of 1986, as amended (the "CODE");

Vanguard Whitehall Funds
PIC Investment Trust
PIC Mid Cap Portfolio
March __, 2002
Page 2


(2) Provident Portfolio is an "investment partnership" within the meaning of Code Section 731(c)(1)(C)(i). The term "investment partnership" means any partnership that has never been engaged in a trade or business and substantially all of the assets (by value) of which have always consisted of (I) money, (II) stock in a corporation, (III) notes, bonds, debentures, or other evidences of indebtedness, (IV) interest rate, currency, or equity notional principal contracts, (V) foreign currencies, (VI) interests in or derivative financial instruments (including options, forward or futures contracts, short positions, and similar financial instruments) in any asset described in any other subclause of this clause or in any commodity traded on or subject to the rules of a board of trade or commodity exchange, (VII) other assets specified in regulations prescribed by the Secretary, or (VIII) any combination of the foregoing (collectively, "PERMITTED INVESTMENTS"). The activities of Provident Portfolio have been limited to investing and trading in Permitted Investments;

(3) Following the Redemption, Provident Portfolio will have at least two continuing partners;

(4) Provident Fund is an "eligible partner" within the meaning of Code Section 731(c)(3)(C)(iii), which provides that the term "eligible partner" means any partner who, before the date of the distribution, did not contribute to the partnership any property other than cash or Permitted Investments;

(5) No investor in Provident Portfolio acquired its interest in Provident Portfolio in exchange for any asset other than cash;

(6) The assets to be distributed to Provident Fund consist solely of cash and marketable securities within the meaning of Code Section 731(c)(2), which provides that the term "marketable securities" means financial instruments and foreign currencies that are, as of the date of the distribution, actively traded on an established securities market;

(7) [The assets held by Provident Portfolio are neither unrealized receivables nor inventory of Provident Portfolio within the meaning of Code Section 751];

(8) The assets to be distributed to Provident Fund consist solely of Provident Fund's PRO RATA, in proportion to its Interest (as defined in the Trust Agreement) in Provident Portfolio, share of each of the assets held by Provident Portfolio; and

(9) The adjusted tax basis of Provident Fund in its interest in Provident Portfolio equals or exceeds the amount of cash to be distributed to Provident Fund pursuant to the Redemption.

Vanguard Whitehall Funds
PIC Investment Trust
PIC Mid Cap Portfolio
March __, 2002
Page 3


Based upon the foregoing examination, assumptions and representations and upon a review of such statutes, regulations, cases and other authorities as we deemed necessary, we are of the opinion that:

(1) The Redemption will not be taxable to Provident Portfolio or any partner in Provident Portfolio (including Provident Fund) for federal income tax purposes under Code Section 704(c)(1)(B), Code Section 731 or Code Section 737;

(2) The basis of the property distributed to Provident Fund shall be an amount equal to the adjusted basis of Provident Fund's interest in Provident Portfolio reduced by any money distributed in the Redemption, and such basis will be allocated according Code Section 732(b) and Code Section 732(c); and

(3) In determining the holding period of the property received by Provident Fund in the Redemption, there shall be included the holding period of Provident Portfolio, as determined under Code Section 1223, with respect to such property.

This opinion is provided solely to Provident Fund, Provident Portfolio and Vanguard Fund. It should not be used or relied upon by any other person or entity, other than Provident Fund, Provident Portfolio and Vanguard Fund, and is not to be quoted in whole or in part in any letter or document without our prior written consent. The opinion set forth above represents our conclusions as to the application of federal income tax law existing as of the date of this letter to the parties named above, and we can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming that would require modifications or revocations of our opinion expressed herein. We assume no responsibility or obligation to withdraw or to revise this opinion or to notify any party if, at any time hereafter, there is a change in the Code, Treasury Regulations, revenue rulings, revenue procedures, judicial decisions or in the facts and assumptions set forth herein, that in any manner affect this opinion.

Vanguard Whitehall Funds
PIC Investment Trust
PIC Mid Cap Portfolio
March __, 2002
Page 4


The opinion set forth above represents our conclusions based upon the documents and facts referred to above. Any material amendments to such documents or changes in any significant facts may affect the opinion referred to herein. Although we have made such inquiries and performed such investigation as we have deemed necessary to fulfill our professional responsibilities, we have not undertaken an independent investigation of the facts referred to in this letter.

We express no opinion as to any federal income tax issue or other matter except as set forth above.


Very truly yours,


PAUL, HASTINGS, JANOFSKY & WALKER LLP